AMERICATOWNE Inc.
(A Development Stage Company)
Statement of Operations
(Unaudited)

Three Months Ended September 30, 2014		April 22, 2014 (inception) through September 30, 2014	
Revenues	$	174,166	$	174,166
Cost of Revenues		14,917		14,917
Gross Profit		159,249		159,249
Operating Expenses:				
General and Administrative		10,224		10,555
Professional Fees		21,390		21,390
Organizational Expenses		-		3,119
Total operating expenses		31,614		35,064
Net Income from operations		127,635		124,185
Provision for Income Taxes				
Net Income	$	127,635	$	124,185
Earnings per common share-basic and diluted	$	0.01	$	0.01
Weighted average common shares outstanding-basic and diluted		11,663,043		10,950,311

See Notes to Financial Statements.